SCHEDULE 13E-3

Transaction Statement Under Section 13(e) of the Securities
Exchange Act of 1934 and Rule 13e-3 Thereunder

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934
(Amendment No. 3)

Quadra Realty Trust, Inc.
(Name of the Issuer)

Quadra Realty Trust, Inc.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $.001 per share
(Title of Class of Securities)

746945104
(CUSIP Number of Class of Securities)

Evan F. Denner
Quadra Realty Trust, Inc.
622 Third Avenue,
30th Floor, New York, NY 10017
(212) 671-6400
(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on
Behalf of Persons Filing Statement)

Copies to:

John A. Good
Bass, Berry & Sims PLC
100 Peabody Place, Suite 900
Memphis, TN 38103
Telephone: (901) 543-5901
Fax (901) 543-5999

This statement is filed in connection with (check the appropriate box):

☐ a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐ b. The filing of a registration statement under the Securities Act of 1933.
☑ c.  A tender offer.
☐ d. None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☑

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$178,879,309	$7,030

*	Calculated solely for purposes of determining the filing fee. The transaction value was determined based upon the sum of (a) $10.6506 per share of 16,795,233 shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”), which represents the 25,725,333 shares of the Company’s Common Stock outstanding less the 8,930,100 shares of the Company’s Common Stock currently owned by the Purchaser and its affiliates.

**	The filing fee, calculated in accordance with Exchange Act Rule 0-11, was calculated by multiplying the transaction value by 0.00003930.

☑	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$7,030
Form or Registration No.:	Schedule TO
Filing Party:	HRECC Sub, Inc., a wholly-owned subsidiary of Hypo Real Estate Capital Corporation
Date Filed:	February 13, 2008

INTRODUCTION

This Amendment No. 3 (the “Final Amendment”) further amends and supplements the Schedule 13E-3 Transaction Statement initially filed on February 13, 2008, as amended by Amendment No. 1 filed on March 4, 2008 and Amendment No. 2 filed on March 11, 2008 (the “Transaction Statement”) on behalf of Quadra Realty Trust, Inc., a Maryland corporation (the “Company” or “Quadra”) and relates to the offer by HRECC Sub Inc., a Maryland corporation (“Purchaser”) and a wholly-owned subsidiary of Hypo Real Estate Capital Corporation, a Delaware corporation (“Parent”), to purchase any and all outstanding shares of the Company’s common stock, par value $0.001 per share, not already owned by Parent and its affiliates, at $10.6506 per share net to the seller in cash (without interest and less applicable withholding taxes), less the amount of any dividends declared and paid (other than the $0.3494 dividend described below) with respect to the shares on or between the date of the Offer and the date (the “Acceptance Date”) Purchaser accepts and pays for shares validly tendered and not properly withdrawn (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 13, 2008, as amended (the “Offer to Purchase”). The Offer to Purchase and the related Letter of Transmittal together with any amendments or supplements thereto, constitute the “Offer.”

In addition, on February 1, 2008, the Company declared a $0.3494 per share dividend payable to stockholders of the Company who hold shares of the Company’s common stock at the close of business on the last trading day immediately preceding the Acceptance Date (the “Dividend”). This will result in stockholders of the Company receiving $11.00 per share in the aggregate, an approximately 38% premium to the closing price of the Company’s common stock on the New York Stock Exchange on January 28, 2008 and an approximately 41% premium to the average closing price of the Company’s common stock for the 30 trading days ending on January 28, 2008.

The Offer to Purchase and the related Letter of Transmittal were filed by Purchaser as Exhibits to the combined Tender Offer Statement and Schedule 13E-3 Transaction Statement on Schedule TO, filed with the Securities and Exchange Commission (the “SEC”) on February 13, 2008, as previously amended (as amended, the “Schedule TO”).

The Transaction Statement also relates to the Agreement and Plan of Merger dated as of January 28, 2008 by and among the Company, Parent and Purchaser (the “Merger Agreement”). The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Maryland General Corporation Law, Purchaser will be merged with and into the Company (the “Merger”). Following the consummation of the Merger, the Company will continue as the surviving corporation. At the effective time of the Merger, each issued and outstanding share of the Company’s common stock (other than shares that are to be cancelled pursuant to the Merger Agreement or are to otherwise remain outstanding pursuant to the terms of the Merger Agreement) will be converted into the right to receive the Offer Price, subject to reduction for dividends as described above.

Except as otherwise indicated, the information set forth in the Transaction Statement remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Transaction Statement.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

Item 15.	Additional Information

Regulation M-A Item 1011

Section (b) is amended and supplemented as follows:

Parent issued a press release on March 13, 2008 announcing the successful completion of the Offer at a purchase price of $10.6506 per share in cash (without interest and less applicable withholding taxes). The Company did not declare a dividend to the extent of its taxable income for the period beginning January 1, 2008 and ending as of the Acceptance Date, so there will not be any reduction in the $10.6506 per share in cash to be paid for tendered shares.

The full text of the press release announcing the completion of the offering period and the closing of the Offer is incorporated by reference herein and included as Exhibit (a)(5)(A) hereto.

The Depositary advised Parent that, as of the expiration of the Offer at 12:00 midnight, New York City time, on March 12, 2008, stockholders of the Company had tendered and not withdrawn 15,981,016 shares of the Company’s common stock (including 1,448,475 shares delivered pursuant to notices of guaranteed delivery), which represents approximately 95.2% of the outstanding shares of the Company’s common stock excluding shares already owned by Parent and its affiliates and, when combined with the Company’s common stock already owned by Parent and its affiliates, represents approximately 96.8% of the Company’s outstanding common stock, an amount sufficient to permit the completion of the “short-form” merger under applicable Maryland law, without a vote of the Company’s stockholders. Purchaser has accepted for payment all shares of the Company’s common stock that were validly tendered and not properly withdrawn and will make payment to the Depositary for the accepted shares promptly.

On March 14, 2008, Purchaser and the Company filed Articles of Merger with the State Department of Assessment and Taxation of Maryland, they were effective at 4:01 p.m. Eastern time, March 14, 2008, pursuant to which the Purchaser merged with and into the Company, consummating the Merger. As a result of the Merger, the Company will continue as the surviving corporation. All remaining stockholders of the Company who did not tender their shares in the Offer will receive the same $10.6506 per share in cash paid in the Offer (without interest and less applicable withholding taxes). Stockholders will receive relevant information in the mail on how to receive payment for their shares.

On March 17, 2008, at the Company’s request, the New York Stock Exchange (“NYSE”) filed with the SEC a Notification of Removal from Listing and/or Registration under Section 12(b) of the Securities and Exchange Act of 1934 (the “Exchange Act”) on Form 25. As a result of the Merger, the Company’s common stock will cease to trade on the NYSE before the market opens on March 17, 2008 and become eligible for delisting from the NYSE and termination of registration pursuant to Rule 12g-4 promulgated under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Accordingly, the Company intends to file a Certification and Notice of Termination of Registration on Form 15 with the Securities and Exchange Commission in order to deregister its common stock under the Exchange Act.

Item 16.	Exhibits

Regulation M-A Item 1016

Item 16 is amended and supplemented by the addition of the following exhibit hereto:

(a)(5)(A)	Press release of Hypo Real Estate Capital Corporation dated as of March 13, 2008, announcing the successful completion of the Offer (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO).

SIGNATURES

After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated March 17, 2008

QUADRA REALTY TRUST, INC.

By:	/s/ Evan F. Denner
Name:     Evan F. Denner

Title:	President and CEO

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